UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

ATLANTICA YIELD PLC

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G0751N103

(CUSIP Number)

Sofia Pokatilova, Strawinskylaan 3127, 8th floor, 1077ZX Amsterdam, the Netherlands, +31 88 560 9393

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Stichting Seville

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.47%**

14	Type of Reporting Person CO, HC

* See Item 5 of this statement on Schedule 13D. Item 5 of this statement on Schedule 13D was most recently amended in Amendment 1, dated March 9, 2018, to this Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

1	Name of Reporting Person ABG Orphan Holdco S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.47% **

14	Type of Reporting Person CO, HC

* See Item 5 of this statement on Schedule 13D. Item 5 of this statement on Schedule 13D was most recently amended in Amendment 1, dated March 9, 2018, to this Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

1	Name of Reporting Person ACIL Luxco1 S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.47% **

14	Type of Reporting Person CO

* See Item 5 of this statement on Schedule 13D. Item 5 of this statement on Schedule 13D was most recently amended in Amendment 1, dated March 9, 2018, to this Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed on March 28, 2017 (the “Original Schedule 13D”) and the Amendment No. 1 filed on March 9, 2018 by the Reporting Persons with respect to the ordinary shares of Atlantica Yield plc (“Atlantica Yield” or the “Issuer”), having a nominal value of $0.10 per share (the “Ordinary Shares”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D. This Amendment No. 2 amends the Original Schedule 13D and Amendment No. 1 as specifically set forth herein.

This Amendment No. 2 is being filed to disclose that on April 16, 2018, Abengoa, S.A. (“Abengoa”) and Algonquin Power & Utilities Corp. (“APUC”) entered into a binding term sheet to amend the option and right of first refusal agreement dated November 1, 2017 (the “Option Agreement” and, as it shall be amended, the “Amended and Restated Option Agreement”), and to disclose the exercise by APUC of its option under the Amended and Restated Option Agreement to acquire the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco1 S.A. (“ACIL Luxco 1”), subject to the approval of the Department of Energy of the United States and certain other closing conditions. Upon satisfaction of the closing conditions, the Reporting Persons will have no remaining equity interest in the Issuer.

Item 4.   Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As part of the restructuring of the Abengoa group, ACI transferred the Pledged Shares to ACIL Luxco 1. Under the terms of the New Money Documents, ACIL Luxco 1 granted a security interest in the Pledged Shares in favor of the lenders and noteholders as security for the New Money and Abengoa’s and its subsidiaries’ obligations under the New Money Documents.

Abengoa used the New Money to (i) repay amounts owed to the lenders under the secured term facility agreement dated September 18, 2016, the financing agreement dated September 23, 2015, the facility agreement dated December 24, 2015 and the facility agreement dated March 21, 2016 (the “Prior Financings”); (ii) for the development of its Mexican project, A3T, and (iii) to pay fees, costs and expenses in connection with the restructuring of the Abengoa group. Ordinary Shares previously pledged to lenders under the Prior Financings were released and were subsequently pledged to the lenders and noteholders under the Common Terms Agreement as the Pledged Shares. No additional Ordinary Shares have been pledged under the Common Terms Agreement that were previously unencumbered. As part of the restructuring, Abengoa also cancelled any outstanding $279,000,000 principal amount of 5.125% Exchangeable Notes (the “Exchangeable Notes”) which were exchangeable at the option of the holders thereof for Ordinary Shares that were beneficially owned by the Separately Filing Group Members. ACI owns 26,820 Ordinary Shares which were subject to the provisions of the Exchangeable Notes. Upon cancellation of the Exchangeable Notes in the context of the restructuring, such Ordinary Shares were contributed by ACI to ACIL Luxco 1 and subsequently pledged in favor of the lenders and noteholders under the New Money Documents, subject to the title transfer collateral arrangement noted above and subject to the provisions of the Governance Agreement and the Registration Rights Agreement (as defined below).

Further to Abengoa’s intention to monetize its shares in the Issuer as outlined in Abengoa’s updated viability plan and financial restructuring terms published on August 16, 2016, on November 1, 2017, Abengoa announced the intended sale of 25.0% of the Issuer’s Ordinary Shares to APUC. Pursuant to the AAGES MOU, on January 31, 2018, APUC and Abengoa established the joint venture company AAGES, which is owned 50% by APUC through a subsidiary and 50% by Abengoa through a subsidiary, for the purpose of developing global utility infrastructure projects. On March 5, 2018, APUC and AAGES entered into the AAGES JV Agreement, which supersedes the AAGES MOU. On January 31, 2018, APUC and AAGES also incorporated AY Holdings for the purpose of holding the Issuer’s shares. Following certain approvals and waivers by the relevant government authorities and the satisfaction of other conditions precedent under the Share Purchase Agreement, the transaction completed on March 9, 2018, for a total consideration of $607,567,138.75, or $24.25 per share. The Reporting Persons’ 25.0% shareholding in the Issuer was transferred to APUC on the same date. APUC has transferred the Ordinary Shares acquired pursuant to the Share Purchase Agreement to AY Holdings, over which APUC has sole power to nominate directors for appointment. The acquisition of the shares by AY Holdings was not financed by the Reporting Persons. The Reporting Persons have no power to vote or direct the vote of or to dispose or direct the disposal of those Ordinary Shares held by AY Holdings.

Further, under the Option Agreement and the Amended and Restated Option Agreement, APUC, directly or through an  assignee, has a right to acquire the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco 1, which it exercised on April 17, 2018 for a total purchase price of approximately $345 million at a price of $20.90 per share, subject to the approval of the Department of Energy of the United States and certain other closing conditions. Upon satisfaction of the closing conditions, the Reporting Persons will have no remaining equity interest in the Issuer.

In line with Abengoa’s previously disclosed objective of monetizing its shares in the Issuer, the Reporting Persons currently intend to dispose of their remaining shares in the Issuer (as contemplated by the immediately foregoing paragraph).

However, the Reporting Persons may at any time formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by replacing the paragraphs under the heading “Option Agreement” with the paragraphs below.

Option Agreement

On November 1, 2017, ACIL Luxco 1, APUC and Abengoa entered into the Option Agreement. Under the Option Agreement, APUC (directly or through an assignee) has a right to acquire the Reporting Persons’ remaining 16.47% aggregate equity interest in the Issuer, subject to the condition that the option be exercised within 60 days after the date of the initial 25.0% transfer. On April 16, 2018, Abengoa and APUC entered into a binding term sheet to amend the Option Agreement. Following the execution of the term sheet, on April 17, 2018, APUC exercised the option to acquire the Reporting Persons’ remaining 16.47% aggregate equity interest in the Issuer for a total purchase price of approximately $345 million at a price of $20.90 per share, subject to the approval of the Department of Energy of the United States and certain other closing conditions.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2018

STICHTING SEVILLE

By:	/s/ Christian Digemose
Name:	Christian Digemose
Title:	Director

By:	/s/ Vistra B.V.
Name:	Carina Helsloot-van Riemsdijk
Name:	Bart van Dijk
Title:	Director

ACIL LUXCO1 S.A.

By:	/s/ Robert van’t Hoeft
Name:	Robert van’t Hoeft
Title:	Director

By:	/s/ Christian Digemose
Name:	Christian Digemose
Title:	Director

By:	/s/ Joost Mees
Name:	Joost Mees
Title:	Director

ABG ORPHAN HOLDCO S.À R.L

By:	/s/ Christian Digemose
Name:	Christian Digemose
Title:	Director

By:	/s/ Jerome Bellini
Name:	Jerome Bellini
Title:	Director

SCHEDULE B

The address of principal business and principal office of each Separately Filing Group Member is:

Abengoa, S.A.
Campus Palmas Altas
C/ Energía Solar
41014, Seville, Spain

Abengoa Concessions, S.L.
Campus Palmas Altas
C/ Energía Solar
41014, Seville, Spain

Abengoa Solar, S.A.
Campus Palmas Altas
C/ Energía Solar
41014, Seville, Spain

Abengoa Concessions Investments Limited
26-28 Hammersmith Grove
London, England, W6 7BA United Kingdom

ACIL Luxco2, S.A.
48, boulevard Grande-Duchesse Charlotte,
L-1330 Luxembourg
Grand Duchy of Luxembourg

The principal business of Abengoa, S.A. is to undertake and operate any businesses related to projects and the construction, manufacture, import, export, acquisition, repair, installation, assembly, contracting, sale and supply of all types of electrical, electronic, mechanical and gas apparatus, for any type of application, and the materials that are complementary to this branch of industry, as well as the complementary civil engineering works for these installations, and also the complementary civil engineering works of all the other businesses related to it; the study, promotion and execution of all types of civil engineering works for construction, restoration, improvements and maintenance, both public and private, including all types of industrial constructions, civil engineering works, infrastructures, hard landscaping, the construction of residential housing, buildings and properties of all kinds as well as the acquisition, holding, administration, provision and sale of all types of personal and real property, intangible rights and transferable securities.

The principal business of Abengoa Solar, S.A. is the promotion of use of renewable energy sources or improvements in energy efficiency in industrial processes in the fields of solar energy, environmental and industry, including research and development of applications, technologies and materials, the design, manufacture and assembly, construction, operation and maintenance of related facilities, import and marketing of such products or their derivatives, as well as advisory services and support including financial, economic, legal, business organization, control and audit, fiscal, human resources, broadcasting, commercial management, supply and risk management.

The principal business of Abengoa Concessions, S.L. is the promotion of renewable energy or energy efficiency improvements in industrial processes in the fields of energy, environment and industry, directly or indirectly through investment, subscription, acquisition, disposal, transfer or assessment of shares, granting of loans, debt assumptions, surety of all kinds, providing guarantees or warranties on obligations of the company or of third parties.

Abengoa Concessions Investments Ltd. was formed to hold Ordinary Shares beneficially owned by Abengoa S.A.

ACIL Luxco2, S.A. was formed to hold shares of ACIL Luxco 1.

To the best of the Reporting Persons’ knowledge, the Separately Filing Group Members have been not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Separately Filing Group Members.

DIRECTORS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address		Citizenship
Gonzalo Urquijo Fernández de Araoz	Executive Chairman of Abengoa, S.A.		(1)	Spain
Manuel Castro Aladro	Managing Partner. Alpha GRC Invest Ltd		(1)	Spain
José Wahnon Levy	Auditor. Director of Abengoa, S.A.		(1)	Spain
Pilar Cavero Mestre	Lawyer. Director of Abengoa, S.A.		(1)	Spain
José Luis del Valle Doblado	Non-executive chairman of Lar España		(1)	Spain
Ramón Sotomayor Jáuregui	Industrial Engineer. Director of Abengoa, S.A.		(1)	Spain
Josep Piqué Camps	Vice chairman of Alantra		(1)	Spain

EXECUTIVE OFFICERS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address		Citizenship
Gonzalo Urquijo Fernández de Araoz	Executive Chairman of Abengoa, S.A.		(1)	Spain
Joaquín Fernández de Piérola Marín	CEO of Abengoa, S.A.		(1)	Spain
Álvaro Polo Guerrero	Human Resources Director		(1)	Spain
Daniel Alaminos Echarri	General Secretary		(1)	Spain
Victor Pastor Fernández	CFO		(1)	Spain
David Jiménez-Blanco Carrillo de Albornoz	Chief Restructuring Officer		(1)	Spain

(1) Manuel Pombo Angulo 20, 28050 Madrid, Spain.

ABENGOA SOLAR, S.A.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joaquin Fernandez de Piérola Marín	Representative of Abengoa, S.A. as sole director		(1)	Spain

(1) Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA CONCESSIONS, S.L.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joaquin Fernandez de Piérola Marín	Representative of Abengoa, S.A. as sole director		(1)	Spain

(1) Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA CONCESSIONS INVESTMENTS LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joaquin Fernandez de Piérola Marín	Director		(1)	Spain
Richard Lynn	Director	26-28 Hammersmith Grove, London, England, W6 7BA		United Kingdom

(1) Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ACIL LUXCO 2

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joost Mees	Director of ACIL Luxco 2, S.A.		(1)	Netherlands
Johannes de Zwart	Director of ACIL Luxco 2, S.A.		(1)	Netherlands
Robert van’t Hoeft	Director of ACIL Luxco 2, S.A.		(1)	Netherlands

(1) 48 boulevard Grande-Duchesse Charlotte, L-1330 Luxembourg, Grand Duchy of Luxembourg.